Exhibit 99.3

First American Funds Complex
Rule 17g-1 Fidelity Bond Filing
Amount of Single Insured Bond for Joint Insureds
Period of Coverage: October 1, 2014-October 1, 2015

Fund	Single Insured Bond Coverage
First American Minnesota Municipal Income Fund II, Inc.	350,000
American Municipal Income Portfolio Inc.	525,000
Minnesota Municipal Income Portfolio Inc.	450,000
First American Funds, Inc.	2,500,000
Mount Vernon Securities Lending Trust	2,500,000